Filed Pursuant to Rule 433
Registration No. 333-145947
March 8, 2010
Hasbro, Inc.
$500,000,000
6.35% Notes due 2040
Pricing Term Sheet

Issuer:	Hasbro, Inc.

Security:	6.35% Notes due 2040

Size:	$500,000,000

Pricing Date:	March 8, 2010

Expected Settlement Date:	March 11, 2010

Maturity Date:	March 15, 2040

Coupon:	6.35% per annum

Interest Payment Dates:	March 15 and September 15, commencing September 15, 2010

Price to Public:	99.613%

Benchmark Treasury:	UST 4-3/8% Notes due November 15, 2039

Benchmark Treasury Price and Yield:	95-04+, 4.679%

Spread to Benchmark Treasury:	+170 bps

Yield:	6.379%

Make-Whole Call:	T + 25 bps

Day Count:	30/360

Denominations:	$2,000 x $1,000

CUSIP# /ISIN#:	418056 AS 6/US418056AS62

Anticipated Ratings:	Baa2 (Positive) by Moody’s Investors Service, Inc.
BBB (Stable) by Standard & Poor’s Ratings Services
BBB+ (Stable) by Fitch Ratings

Joint Book-Running Managers:	Banc of America Securities LLC
Citigroup Global Markets Inc.

Co-Managers:	Barclays Capital Inc.
BNP PARIBAS Securities Corp.
BNY Mellon Capital Markets, LLC
Commerzbank Capital Markets Corp.
Morgan Stanley & Co. Incorporated
RBS Securities Inc.
Scotia Capital (USA) Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.
You may get these documents for free by visiting IDEA on the Securities and Exchange Commission Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll-free at (800) 294-1322 or Citigroup Global Markets Inc. toll-free at (877) 858-5407.

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